Exhibit 99.1

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▪STEALTHGAS INC. REPORTS FOURTH QUARTER AND TWELVE MONTHS ENDED DECEMBER 31, 2019 FINANCIAL AND OPERATING RESULTS

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▪ATHENS, GREECE, February 21, 2020. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the fourth quarter and twelve months ended December 31, 2019.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•

Operational utilization of 97.9% in Q4 ’19 (94.5 % in Q4 ’18)  due to the reduced presence in the spot market (15.6% of voyage days) in conjunction with minimal commercial off-hire, of as low as 1.9 days per vessel.

•	Fleet calendar days down 16% quarter over quarter to 3,952, attributed to our strategic fleet contraction.
•

66% of fleet days secured on period charters for the remainder of 2020, with total fleet employment days for all subsequent periods generating approximately $135 million in contracted revenues. Average period coverage for the remainder of Q1 ‘20 is 92%.

•	Further expansion in the Medium Gas Carrier (MGC) segment in Q1 ‘20 through the decision to acquire –under a new JV arrangement – three secondhand (2010 built) 35,000 cbm MGC carriers.
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Voyage revenues of $35.2 million in Q4 ’19, a decrease of $3.3 million compared to Q4 ’18 following our strategic decision to divest mostly older LPG units that led to the net reduction of our average owned fleet by seven vessels.

•	Daily TCE in Q4 ‘19 increased by 6% ($470) compared to the same period of last year, mostly due to improved revenues stemming from our time charter contracts.
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Net Income of $2.1 million for the 12M 2019 corresponding to an EPS of $0.05 cents. On an Adjusted basis our Net Income for the year 2019 amounted to $4.3 million corresponding to an Adjusted EPS of $0.11 cents.

•	Adjusted EBITDA of $15.1 million in Q4 ’19 compared to $14.2 million in Q4 ’18.For the 12M 2019 our Adjusted EBITDA came in at $62 million.
•	Low gearing, as debt to assets stands at 38%, mostly due to our intense repayment schedule, while our net debt to assets ratio is as low as 31%.
•	Cash on hand of $68.5 million- an increase of $4.0 million compared to year end 2018.
•

Purchase of 732k GASS shares to date, for an aggregate consideration of $2.5 million, following the initiation of a further stock repurchase program in May 2019. In Q4 ‘19 we purchased a total of 230K shares for a total consideration of $791K.

Fourth Quarter 2019 Results:

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Revenues for the three months ended December 31, 2019 amounted to $35.2 million, a decrease of $3.3 million, or 8.6%, compared to revenues of $38.5 million for the three months ended December 31, 2018, mainly as a result of the strategic reduction of our average owned fleet by seven vessels, one less charter-in vessel and relatively low revenue stemming from the Asian spot market.

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Voyage expenses and vessels’ operating expenses for the three months ended December 31, 2019 were $4.1 million and $12.6 million respectively, compared to $5.0 million and $14.6 million respectively, for the three months ended December 31, 2018. The $0.9 million decrease in voyage expenses was mainly attributed to a 32.3% quarter-on-quarter reduction of spot days. The 13.7% decrease in vessels’ operating expenses compared to the same period of 2018, is mainly attributed to the net reduction of our average owned fleet by seven vessels. The reduction in operating expenses however was as a percentage far higher than the reduction in our revenues attributed to the decrease in the size of our fleet.

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Drydocking costs for the three months ended December 31, 2019 and 2018 were $0.4 million and $0.6 million, respectively. One drydocking was completed during the fourth quarter of 2019 and one drydocking was completed in the same period of 2018.

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General and Administrative expenses for the three months ended December 31, 2019 amounted to $0.6 million compared to $1.0 million in the same period of last year. This decrease is attributed to the fact that for the three months ended December 31, 2018 stock compensation costs were incurred, which was not the case for the three months ended December 31, 2019.

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Depreciation for the three months ended December 31, 2019 was $9.3 million, a $0.8 million decrease from $10.1 million for the same period of last year due to the decrease in the average number of our vessels.

▪	The Company recorded an impairment loss of $1.0 million for two of its oldest vessels.
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Interest and finance costs for the three months ended December 31, 2019 and 2018 were $4.5 million and $6.0 million respectively. The $1.5 million decrease from the same period of last year was mostly due to the decrease of our leverage and the decline of LIBOR rates.

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As a result of the above, for the three months ended December 31, 2019, the Company reported net income of $0.5 million, compared to a net loss of $5.3 million for the three months ended December 31, 2018. The weighted average number of shares for the three months ended December 31, 2019 and December 31, 2018 was 39.7 million and 39.9 million, respectively.

▪	Earnings per share, basic and diluted, for the three months ended December 31, 2019 amounted to $0.01 compared to loss per share of $0.13 for the same period of last year.
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Adjusted net income was $1.5 million or $0.04 earnings per share for the three months ended December 31, 2019 compared to adjusted net loss of $1.8 million or $0.04 loss per share for the same period of last year.

▪	EBITDA for the three months ended December 31, 2019 amounted to $14.2 million. Reconciliations of Adjusted Net (Loss)/Income, EBITDA and Adjusted EBITDA to Net (Loss)/Income are set forth below.
▪	An average of 41.0 vessels were owned by the Company during the three months ended December 31, 2019, compared to 48.1 vessels for the same period of 2018.

Twelve months 2019 Results:

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Revenues for the twelve months ended December 31, 2019, amounted to $144.3 million, a decrease of $20.0 million, or 12.2%, compared to revenues of $164.3 million for the twelve months ended December 31, 2018, primarily due to the strategic decision to sell mostly older small LPG vessels for further trading.

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Voyage expenses and vessels’ operating expenses for the twelve months ended December 31, 2019 were $17.0 million and $49.6 million, respectively, compared to $20.7 million and $60.4 million for the twelve months ended December 31, 2018. The $3.7 million decrease in voyage expenses was mainly due to the 26.7% (or 978 days) reduction of spot days. The $10.8 million decrease in vessels’ operating expenses, was due to the net reduction of the average number of our owned fleet by 8.2 vessels.

▪	Drydocking costs for the twelve months ended December 31, 2019 and 2018 were $1.1 million and $3.6 million, respectively. The costs for the twelve months ended December 31, 2019 mainly related to the drydocking of two small LPG vessels and the docking survey of one small LPG vessel while the costs for the same period of last year related to the drydocking of seven vessels.
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Depreciation for the twelve months ended December 31, 2019, was $37.7 million, a $3.6 million decrease from $41.3 million for the same period of last year, due to the net reduction of the average number of vessels in our owned fleet.

▪	The Company recorded an impairment loss of $1.0 million for two of its oldest vessels in 2019. The impairment loss for the year ended December 31, 2018 was $11.4 million.
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Interest and finance costs for the twelve months ended December 31, 2019 and 2018 were $21.0 million and $23.3 million respectively. The $2.3 million decrease from the same period of last year, is mostly attributed to the decrease of our leverage.

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As a result of the above, the Company reported a net income for the twelve months ended December 31, 2019 of $2.1 million, compared to a net loss of $12.3 million for the twelve months ended December 31, 2018. The weighted average number of shares for the twelve months ended December 31, 2019 and December 31, 2018 was 39.8 million and 39.9 million, respectively.

▪	Earnings per share for the twelve months ended December 31, 2019 amounted to $0.05 compared to a loss per share of $0.31 for the same period of last year.
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Adjusted net income was $4.3 million, or $0.11 per share, for the twelve months ended December 31, 2019 compared to adjusted net income of $0.1 million, or $0.00 per share, for the same period of last year.

▪	EBITDA for the twelve months ended December 31, 2019 amounted to $59.9 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net (Loss)/Income are set forth below.
▪	An average of 42.6 vessels were owned by the Company during the twelve months ended December 31, 2019, compared to 50.8 vessels for the same period of 2018.
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As of December 31, 2019, cash and cash equivalents amounted to $68.5 million and total debt amounted to $366.0 million. During the twelve months ended December 31, 2019 debt repayments amounted to $97.4 million.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following ten chartering arrangements:

▪  A one year time charter extension for its 2011 built LPG carrier, the Gas Myth, to an Oil Major until January 2021.

▪  A one year time charter extension for its 2015 built LPG carrier, the Eco Czar, to an Oil Major until January 2021.

▪  A one year time charter extension for its 2015 built LPG carrier, the Eco Universe, to an Oil Major until February 2021.

▪  A six months time charter for its 2006 built LPG carrier, the Gas Inspiration, to an Oil Major until June 2020.

▪  A six months time charter for its 2018 built 22,000 cbm semi-refrigerated LPG carrier, the Eco Arctic, to an International Trading House until September 2020.

▪  A six months time charter for its 2018 built  22,000 cbm  semi-refrigerated LPG carrier, the Eco Freeze, to an International LPG Trader until June 2020.

▪  A three months bareboat charter extension for its 2012 built LPG carrier, the Gas Esco, to a State Owned Shipping Company until June 2020.

▪  A four months bareboat charter extension for its 2012 built LPG carrier, the Gas Husky, to a State Owned Shipping Company until July 2020.

▪  A one month charter extension for its  charter in LPG carrier, the Gas Cathar, to an International LPG Trader until March 2020.

▪  A one month charter extension for its 2003 built LPG carrier, the Gas Prodigy, to an International Petchem Trader until February 2020.

With these charters, the Company has total contracted revenues of approximately $135 million. Total anticipated voyage days of our fleet is 66% covered for the remainder of 2020.

Board Chairman Michael Jolliffe Commented

2019 was a successful and profitable year for StealthGas. Indeed in 2019 and in spite of the persistently difficult spot market in Asia, we achieved an operational utilization of 98%, increased our daily time charter equivalent earnings and managed to significantly reduce our finance costs; all these added towards our improved profitability-, which excluding non-cash items- amounted to $4.3 million corresponding to an EPS of $0.11.

In terms of our new projects, in an initiative to expand further across the LPG sector and accretively invest our cash-on-hand, while sharing the operational risk, we took the strategic decision to form a second Joint Venture arrangement with an unaffiliated third party to jointly acquire three secondhand (2010-built) MGC vessels of an aggregate capacity of 105,641 cbm for a total of $80 million.

Going forward we feel confident for 2020. Our period coverage of 66% along with $135 million in contracted revenues, coupled with improved market rates particularly for our larger LPG vessels, signify good times ahead. We are trading close to our all time low share price and that might be an excellent entry point. In addition, the recent push into green investing might also benefit our Company operating modern Japanese built ships with minimal carbon footprint.

We do recognize however that the recent coronavirus outbreak may negatively affect seaborne trade should this situation deteriorate and positive market fundamentals might be afflicted. We hope that this issue will soon be resolved thus allowing the market to flourish.

Conference Call details:

On February 21, 2020 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 866 869 2321 (US Toll Free Dial In) or 08003767425 (UK Toll Free Dial In).

Access Code: 5681269

In case of any problems with the above numbers, please dial +1 917 7200 178 (US Toll Dial In), +44 (0) 8444933857 (UK Toll Dial In).

Access Code: 5681269

A telephonic replay of the conference call will be available until February 28, 2019 by dialing +1 (917) 677-7532  (US Local Dial In), +44 (0) 3333009785 (Standard International Dial In).

Access Code: 5681269

Slides and audio webcast:

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▪There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry.  StealthGas Inc., within Q1 20’, will have a fleet of 51 vessels. The fleet will be comprised of 47 LPG carriers, including one chartered in LPG vessel, eight Joint Venture vessels and an 11,000 cbm newbuilding pressurized LPG carrier with expected delivery in 2021.These LPG vessels have a total capacity of 439,035 cubic meters (cbm).The Company also owns three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). StealthGas Inc.’s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Fenia Sakellaris

STEALTHGAS INC.

011-30-210-6250-001
E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended December 31, 2018 and December 31, 2019.

FLEET DATA	Q4 2018	Q4 2019	12M 2018	12M 2019
Average number of vessels (1)	48.1	41.0	50.8	42.6
Period end number of owned vessels in fleet	48	41	48	41
Total calendar days for fleet (2)	4,685	3,952	19,544	16,328
Total voyage days for fleet (3)	4,663	3,909	19,363	16,230
Fleet utilization (4)	99.5%	98.9%	99.1%	99.4%
Total charter days for fleet (5)	3,762	3,299	15,696	13,541
Total spot market days for fleet (6)	901	610	3,667	2,689
Fleet operational utilization (7)	94.5%	97.9%	95.5%	97.5%

1) Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.

7) Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

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Adjusted net (loss)/income represents net (loss)/income before (gain)/loss on derivatives excluding swap interest received/(paid), share based compensation, net loss on sale of vessels, gain on deconsolidation of subsidiaries and impairment loss. EBITDA represents net (loss)/income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents EBITDA before share based compensation, (gain)/loss on derivatives, net loss on sale of vessels, gain on deconsolidation of subsidiaries and impairment loss. Adjusted EPS represents Adjusted net (loss)/income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net (loss)/income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net (loss)/income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries.  In evaluating Adjusted EBITDA, Adjusted net (loss)/income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

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EBITDA, adjusted EBITDA, adjusted net (loss)/income and adjusted EPS are included herein because they are a basis, upon which we assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide additional information on fleet operational results to investors.

(Expressed in United States Dollars, except number of shares)	Fourth Quarter Ended December 31st,		Twelve Months Period Ended December 31st,
	2018	2019	2018	2019
Net (Loss)/Income - Adjusted Net Income
Net (loss)/income	(5,318,175)	531,281	(12,276,520)	2,093,124
Plus (gain)/loss on derivatives	(6,120)	(18,852)	11,982	107,550
Less swap interest received/(paid)	21,194	16,048	(40,234)	148,100
Plus net loss on sale of vessels	--	--	763,925	485,516
Less gain on deconsolidation of subsidiaries	--	--	--	(145,000)
Plus impairment loss	3,189,857	993,916	11,351,821	993,916
Plus share based compensation	338,356	--	338,356	611,644
Adjusted Net (Loss)/Income	(1,774,888)	1,522,393	149,330	4,294,850

Net (loss)/income – EBITDA
Net (loss)/income	(5,318,175)	531,281	(12,276,520)	2,093,124
Plus interest and finance costs	6,009,329	4,471,693	23,286,547	20,978,065
Less interest income	(178,584)	(171,115)	(587,477)	(846,271)
Plus depreciation	10,134,343	9,321,922	41,258,142	37,693,733
EBITDA	10,646,913	14,153,781	51,680,692	59,918,651

Net (loss)/income - Adjusted EBITDA
Net (loss)/income	(5,318,175)	531,281	(12,276,520)	2,093,124
Plus (gain)/loss on derivatives	(6,120)	(18,852)	11,982	107,550
Plus net loss on sale of vessels	--	--	763,925	485,516
Less gain on deconsolidation of subsidiaries	--	--	--	(145,000)
Plus impairment loss	3,189,857	993,916	11,351,821	993,916
Plus share based compensation	338,356	--	338,356	611,644
Plus interest and finance costs	6,009,329	4,471,693	23,286,547	20,978,065
Less interest income	(178,584)	(171,115)	(587,477)	(846,271)
Plus depreciation	10,134,343	9,321,922	41,258,142	37,693,733
Adjusted EBITDA	14,169,006	15,128,845	64,146,776	61,972,277

EPS - Adjusted EPS
Net (loss)/income	(5,318,175)	531,281	(12,276,520)	2,093,124
Adjusted net (loss)/income	(1,774,888)	1,522,393	149,330	4,294,850
Weighted average number of shares	39,860,563	39,710,103	39,860,563	39,800,434
EPS - Basic and Diluted	(0.13)	0.01	(0.31)	0.05
Adjusted EPS	(0.04)	0.04	0.00	0.11
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StealthGas Inc.*

Unaudited Consolidated Statements of Operations

(Expressed in United States Dollars, except for number of shares)

	Fourth Quarter Ended December 31,		Twelve Month Periods Ended December 31,
	2018	2019	2018	2019

Revenues
Revenues	38,529,759	35,164,698	164,330,202	144,259,312
Expenses
Voyage expenses	4,507,437	3,676,980	18,649,258	15,201,978
Voyage expenses - related party	486,959	433,365	2,037,917	1,788,543
Charter hire expenses	1,739,618	1,234,019	6,150,780	6,268,988
Vessels' operating expenses	14,356,150	12,348,369	59,920,278	48,619,594
Vessels' operating expenses - related party	249,000	240,000	514,500	966,500
Drydocking costs	641,895	360,289	3,617,577	1,094,306
Management fees - related party	1,677,730	1,384,190	7,027,195	5,730,910
General and administrative expenses	1,041,609	602,685	3,046,962	3,706,320
Depreciation	10,134,343	9,321,922	41,258,142	37,693,733
Impairment loss	3,189,857	993,916	11,351,821	993,916
Net loss on sale of vessels	--	--	763,925	485,516
Other operating income	--	--	(549,804)	--
Total expenses	38,024,598	30,595,735	153,788,551	122,550,304

Income from operations	505,161	4,568,963	10,541,651	21,709,008

Other (expenses)/income
Interest and finance costs	(6,009,329)	(4,471,693)	(23,286,547)	(20,978,065)
Gain on deconsolidation of subsidiaries	--	--	--	145,000
Gain/(loss) on derivatives	6,120	18,852	(11,982)	(107,550)
Interest income	178,584	171,115	587,477	846,271
Foreign exchange gain/(loss)	1,289	10,822	(107,119)	(8,235)
Other expenses, net	(5,823,336)	(4,270,904)	(22,818,171)	(20,102,579)

(Loss)/Income before equity in income of investees	(5,318,175)	298,059	(12,276,520)	1,606,429
Equity gain in unconsolidated joint ventures	--	233,222	--	486,695
Net (Loss)/Income	(5,318,175)	531,281	(12,276,520)	2,093,124

(Loss)/Earnings per share
- Basic & Diluted	(0.13)	0.01	(0.31)	0.05
Weighted average number of shares
- Basic & Diluted	39,860,563	39,710,103	39,860,563	39,800,434

* As of January 1, 2019, we adopted ASU No. 2016-02, "Leases," as amended ("ASC 842") using the modified retrospective transition method of adoption. Under this method, the cumulative effect of applying the new lease standard is recorded with no restatement of any comparative prior periods presented. As a result, prior periods as reported by the Company have not been impacted by the adoption. The adoption of ASC 842 resulted in the recognition of operating lease right-of-use assets of $1.9 million and related lease liabilities for operating leases of $1.9 million as of January 1, 2019 and operating lease right-of-use assets of $0.5 million and lease liabilities for operating leases of $0.5 million as of December 31, 2019, in Total Assets and Total Liabilities, respectively, on our Consolidated Balance Sheets.

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	December 31,
	2018	2019
Assets
Current assets
Cash and cash equivalents	64,498,442	68,465,342

Trade and other receivables	2,888,496	4,217,101
Other current assets	134,301	118,246
Claims receivable	--	314,217
Inventories	2,346,723	2,447,703
Advances and prepayments	1,089,539	749,681
Restricted cash	3,002,490	1,589,768
Assets held for sale	64,906,448	--
Fair value of derivatives	--	30,381
Total current assets	138,866,439	77,932,439
Non current assets
Advances for vessels under construction	--	2,988,903
Operating lease right-of-use assets	--	473,132
Vessels, net	884,748,691	835,152,403
Other receivables	108,930	286,915
Restricted cash	11,930,059	12,065,222
Investments in unconsolidated joint ventures	--	24,498,673
Fair value of derivatives	1,068,369	39,744
Total non current assets	897,856,049	875,504,992
Total assets	1,036,722,488	953,437,431
Liabilities and Stockholders' Equity
Current liabilities
Payable to related parties	7,930,642	6,291,621
Trade accounts payable	10,349,358	9,032,690
Accrued and other liabilities	6,879,488	6,002,079
Operating lease liabilities	--	473,132
Customer deposits	1,336,000	968,000
Deferred income	5,191,654	2,843,994
Fair value of derivatives	--	37,567
Current portion of long-term debt	41,726,837	40,735,556
Current portion of long-term debt associated with vessels held for sale	30,076,356	--
Total current liabilities	103,490,335	66,384,639
Non current liabilities
Fair value of derivatives	465,389	2,618,250
Long-term debt	371,514,253	325,247,902
Total non current liabilities	371,979,642	327,866,152
Total liabilities	475,469,977	394,250,791

Commitments and contingencies
Stockholders' equity
Capital stock	445,496	445,496
Treasury stock	(22,523,528)	(24,361,145)
Additional paid-in capital	501,807,478	502,419,122
Retained earnings	80,849,086	82,942,210
Accumulated other comprehensive income/(loss)	673,979	(2,259,043)
Total stockholders' equity	561,252,511	559,186,640
Total liabilities and stockholders' equity	1,036,722,488	953,437,431

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	December 31,
	2018	2019
Cash flows from operating activities
Net (loss)/income for the year	(12,276,520)	2,093,124
Adjustments to reconcile net (loss)/income to net cash
provided by operating activities:
Depreciation	41,258,142	37,693,733
Amortization of deferred finance charges	858,582	885,191
Amortization of deferred gain on sale and leaseback of vessels	(190,087)	--
Amortization of operating lease right-of-use assets	--	1,572,943
Share based compensation	338,356	611,644
Change in fair value of derivatives	(28,252)	255,650
Equity gain in unconsolidated joint ventures	--	(486,695)
Impairment loss	11,351,821	993,916
Net loss on sale of vessels	763,925	485,516
Gain on deconsolidation of subsidiaries	--	(145,000)

Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	531,796	(1,506,590)
Other current assets	159,363	16,055
Claims receivable	15,951	(1,307,763)
Inventories	(302,873)	617,468
Changes in operating lease liabilities	--	(1,572,943)
Advances and prepayments	131,490	339,858
Increase/(decrease) in
Balances with related parties	(6,278,982)	(5,845,771)
Trade accounts payable	381,941	(1,316,668)
Accrued liabilities	339,009	(217,409)
Deferred income	755,563	(2,347,660)
Net cash provided by operating activities	37,809,225	30,818,599
Cash flows from investing activities
Insurance proceeds	--	993,546
Proceeds from sale of interests in subsidiaries	--	20,720,975
Vessels’ acquisitions and advances for vessels under construction	(108,295,690)	(2,988,903)
Proceeds from sale of vessels, net	29,742,788	18,721,123
Investment in unconsolidated joint ventures	--	(10,571,100)
Return of investments by unconsolidated joint ventures	--	7,363,147
Cash paid to unconsolidated joint ventures	--	(5,835,419)
Cash received from unconsolidated joint ventures	--	5,835,419
Net cash (used in)/provided by investing activities	(78,552,902)	34,238,788
Cash flows from financing activities
Stock repurchase	--	(1,837,617)
Deferred finance charges	(503,265)	(477,201)
Cash received from unconsolidated joint ventures	--	4,206,750
Customer deposits paid	(1,220,700)	(368,000)
Loan repayments	(56,717,059)	(97,371,978)
Proceeds from long-term debt	115,712,500	33,480,000
Net cash provided by/(used in) financing activities	57,271,476	(62,368,046)

Net increase in cash, cash equivalents and restricted cash	16,527,799	2,689,341
Cash, cash equivalents and restricted cash at beginning of year	62,903,192	79,430,991
Cash, cash equivalents and restricted cash at end of year	79,430,991	82,120,332
Cash breakdown
Cash and cash equivalents	64,498,442	68,465,342
Restricted cash, current	3,002,490	1,589,768
Restricted cash, non current	11,930,059	12,065,222
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	79,430,991	82,120,332